DEBENHAMS

ONE WELBECK STREET
LONDON W1G 0AA
TELEPHONE 020 7408 4444
www.debenhams.com

02055577

Securities & Exchange Commission
450 5th Street N.W
Judiciary Plaza
Washington D.C 20549
USA

File No: 82.4747

SEC MAIL PROCESSING
RECEIVED
OCT 28 2002
WASH. D.C. 154 SECTION

SUPPL

22 October 2002

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the commission or otherwise subject to the liabilities of Section 18 of the Act.

Please acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

AnnPatricia Eley
Manager - Secretariat Services

Attached: Debenhams Plc –Preliminary results

T:\Word\AnnPatricia\Letters\USS&EC22Oct.doc

DEBENHAMS

ONE WELBECK STREET
LONDON W1G 0AA
TELEPHONE 020 7408 4444
www.debenhams.com

Securities & Exchange Commission
450 5th Street N.W
Judiciary Plaza
Washington D.C 20549
USA

File No: 82.4747

22 October 2002

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the commission or otherwise subject to the liabilities of Section 18 of the Act.

Please acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

AnnPatricia Eley
Manager - Secretariat Services

Attached: Debenhams Plc –Preliminary results

T:\Word\AnnPatricia\Letters\USS&EC22Oct.doc

Full Text Announcement

Company	Debenhams PLC
TIDM	DEB
Headline	Preliminary Results
Released	07:02 22 Oct 2002
Number	a200210210

BW20021021002871 20021022T060246Z UTC

(BW)(DEBENHAMS)(DEB) Preliminary Results

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--Oct. 22, 2002--

DEBENHAMS PLC:
PRELIMINARY RESULTS FOR THE 52 WEEKS ENDED 31 AUGUST 2002

Financial highlights for the year

-- Total sales up 5.1% at £1,695.8 million (2000/01 £1,612.9 million)

-- Like-for-like sales up 4.8%

-- Profit before tax up 5.1% to £153.6 million (2000/01 £146.1 million)

-- Earnings per share up 6.9% to 29.8p (2000/01 27.9p)

-- Cash inflow from operating activities of £246.5 million (2000/01 £226.1 million)

-- Final dividend at 7.7p per share, making a total dividend up 8.5% to 12.7p (2000/01 11.7p)

Recent developments

-- Successful new womenswear brand - 'Spirit at Debenhams'

-- Participation in Nectar with Sainsbury's, BP and Barclaycard

-- Substantial cost savings for 2002/03, including a £10 million annualised cost benefit from renegotiated store card contract with GE Consumer Finance

-- 5 new stores announced over the last year, including one acquisition in Perth

-- Strong sales performance from new international franchise store in Stockholm

-- Up to £100 million share repurchase programme : £14 million completed

Peter Jarvis, Debenhams plc Chairman, commented:

'We are pleased to report good profit growth. This has been achieved

against strong 53 week comparative figures, and clearly demonstrates the progress we have made in delivering our strategy.

During the first 7 weeks of the new financial year, to 19 October 2002, sales were on a rising trend. Total sales were up 6.4% and like-for-like sales were up 4.6% with the gross margin up 0.2 percentage points. This reflects the strength of Debenhams as a leading department store and encouraging performance from our new ranges.

We have strong growth potential that will be achieved primarily through accelerating our new store openings, both in the UK and internationally, and our strategic marketing initiatives such as the Nectar programme. However, we are cautious about the economic outlook.'

Chief Executive's review

This has been another good year for Debenhams, during which we have made much progress in improving the quality of our business. We have delivered these financial results in a difficult trading climate whilst significantly strengthening our homeware and health & beauty businesses and enhancing our overall clothing offer.

Debenhams' customers are offered exceptional value across a wide range of products and brands. We have 13 million customers and aim to attract an additional 5 million customers over the next 5 years. This will be achieved through more stores, continuing to improve our existing stores and through sales initiatives. Debenhams has significant growth potential and by growing our customer base we will increase profits and shareholder returns.

We have demonstrated that we have tight control over our cost base and expect the cost to sales ratio to be maintained this financial year. We benefit from having the operational flexibility to manage our space and match products to customer demand. We will continue to work on these areas during the course of the year and gain further improvements from the supply chain.
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For further information, please contact:

Belinda Earl	Chief Executive 020 7408 3599
Matthew Roberts	Finance Director 020 7408 3229
Joanna Lane-Jones	Head of Corporate Communications 020 7408 3459
Kirstie Hamilton	Tulchan Communications 020 7353 4200

*T

DEBENHAMS PLC

PRELIMINARY RESULTS FOR THE 52 WEEKS ENDED 31 AUGUST 2002

Results for the year

Profit before tax rose by 5.1% to £153.6 million. Total sales for the year rose by 5.1% to £1,695.8 million and like-for-like sales were up 4.8% with the gross margin as a percentage of total sales down 0.2 percentage points. Earnings per share were up 6.9% to 29.8p and this equates to nearly a 30% rise over the last 2 years.

Sales during the second half of the financial year were volatile. Like-for-like sales were up 4.4% during the 26 weeks to 31 August 2002. As indicated in July 2002, our summer clothing range did not sell as quickly as anticipated. We reacted swiftly to this by marking down the stock. This resulted in the gross margin being down 0.6% for the second half of the year but ensured we finished the year with similarly low levels of terminal stock to the previous year. Total stock levels were down 3.6% on the year reflecting our close focus on stock management.

Sales performance

The breadth of our offer and unique combination of exclusive, international and own brands continues to differentiate us from the competition and attracts new customers to Debenhams. Our share of the department store market rose to 14.6% last year, and this was the largest increase in the sector. Our own brands account for nearly 50% of our annual turnover and our total own bought mix is currently 75%.

Clothing

We found the clothing market challenging during summer 2002. We suffered from our dependency on summer merchandise and from stock shortages in some strong selling lines. We have appointed a new womenswear director and strengthened our clothing offer through adding more desirable brands and products. There has been a positive response from our customers and we are confident of further improvements in our clothing business.

Autumn 2002 saw the launch of a new womenswear brand, 'Spirit at Debenhams' endorsed by Tamzin Outhwaite. This contemporary brand has broad customer appeal. We are pleased with the initial response to this collection and expect it to achieve sales of over £20 million in its first year.

'Designers at Debenhams' is a great success. It achieved sales over £140 million during the year and is expected to reach over £200 million this current year. Sought-after designer Matthew Williamson recently joined the portfolio to create an inspirational womenswear collection called 'Butterfly by Matthew Williamson'. Jasper Conran is extending his exclusive range to include a menswear collection to be launched in Spring 2003.

Our childrenswear offer has continued to improve and has a strong reputation. We have restructured the in store layout by gender and age making it an easier shopping environment for our customers. Sales of our children's designer ranges, including a baby and toddler collection, more than doubled the previous year.

Homeware

Homeware is an important element of our offer. It has been extended to include lighting and we have increased our 'Designers at Debenhams' range. We have rebranded the department, introducing lifestyle living areas, to make it easier and clearer to shop. Our award-winning wedding gift service remains the largest in the UK and is an integral part of our homewares offer.

Health and beauty

Health and beauty sales provided one of the strongest areas of growth, rising by 12% and now accounts for 11.5% of our total turnover. We have continued to strengthen our customer service offer with the majority of our new and modernised stores featuring beauty treatment rooms. We have maintained our position as market leader for many international cosmetic houses and we have introduced new luxury brands such as Bobbi Brown and Mac.

Christmas 2002

Our gift business has grown significantly and we are one of the

leading Christmas gift retailers in the UK. We have increased our gift offer for Christmas 2002 to include an exciting range of gifts for all the family. In November 2002, we launch the Debenhams Giftcard. The plastic card carries electronic credits, can be used to make in-store purchases and has a top-up facility. We will be the first department store group in the UK to launch Giftcards and expect it to have a major impact on the retail gift voucher market. In the US, the concept is well established and hugely successful. Last year 45% of the US population used a gift card in comparison to 11% the previous year. Our scheme will be administered by GE Consumer Finance.

Supply chain

We are focused on making substantial improvements to our supply chain and targeting operational synergies, improving visibility and building stronger relationships with our suppliers. Over the summer we hosted supplier conferences, in London and Hong Kong, to reinforce our commitment to our key suppliers.

We are investing in systems to improve communication between our suppliers and our buyers. Other initiatives, such as empowering accredited suppliers to carry out their own fabric testing, lab dipping and sample approval prior to production, will also contribute to reduce overall lead times by approximately 6 weeks. Through focussing on our supplier relationships and planning more proactively, we aim to deliver further improvements to our buying-in margin.

Initiatives to drive sales and attract new customers

New stores and modernisations

We are confident that we could trade profitably in 150 locations in the UK. We aim to reach 120 stores within the next 5 years and to achieve the full target of 150 markets over the next 10 years. We will accelerate our new store opening programme through new build projects and acquiring one-off sites. Our new stores reach maturity approximately 5 years after opening and show an average double digit annual sales growth during this period.

We currently operate 99 stores, having recently opened stores in Basingstoke and Perth, and will open a further 3 stores this year, located in Redditch, East Kilbride and Inverness. Together, these five stores are expected to contribute over 2% to total sales this financial year and to create approximately 1,000 new jobs.

We are delighted to announce 2 new stores, located in Cork and Workington, and we now have 14 stores (including 2 resites) in the pipeline taking us to 111 stores in the UK and Republic of Ireland.

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Location	Estimated opening period	Approx. trading space - sq. ft
1. Redditch	Autumn 2002	60,000
2. East Kilbride	Spring 2003	85,000
3. Inverness	Spring 2003	70,000
4. Birmingham Bull Ring	Autumn 2003	130,000
5. Londonderry	Autumn 2003	60,000
6. Gateshead MetroCentre	Autumn 2004	140,000
7. Doncaster	Spring 2005	90,000
8. Hemel Hempstead	Spring 2005	60,000
9. Thanet	Spring 2005	60,000
10.Cork	Spring 2005	50,000
11.Wigan(a)	Autumn 2005	70,000
12.Bradford	Spring 2006	80,000
13.York(a)	Spring 2006	75,000
14.Workington	Spring 2006	50,000

(a) denotes relocation

*T

We have currently a total trading space of 7.5 million sq ft and expect to finish this year with a total trading space of 7.8 million sq ft. Our current planned store opening programme will add over 1 million sq ft to our total trading space.

We are fully committed to our programme of store modernisations and aim to improve at least 10% of our chain each year. An average modernisation costs over £3 million and reaches maturity within 3 years. Over the last 4 years we have modernised 33 stores. We modernised 12 stores during the year and plan to modernise a further 11 this current financial year.

International

Our international franchise business is important for our long term growth and gives the Debenhams brand global recognition. We work with established franchise partners to identify market opportunities. The breadth of our offer and our unique mix of brands gives us the flexibility to adapt to each local market.

Over the last six months we have opened stores in Sharjah, Stockholm and Jeddah. The store in Stockholm is our largest international store and has significantly outperformed our sales projections since opening. We are pleased with the performance of all our other franchise stores and plan to open stores in Malaysia and Denmark over the next two years. We are continuing to investigate possible locations for franchise stores in the Czech Republic.

Direct Business

When our home shopping joint venture with Freemans plc, a subsidiary of Otto Versand (GmbH & Co), ended in August 2002 we took full ownership of the business and have achieved synergies through combining it with our e-commerce operation. This division achieved sales of £34 million during the year and sales are expected to exceed £50 million this current financial year. Our share of the trading loss on the joint venture was £3.8 million last year, but under full ownership the combined business is planned to break even for the current financial year.

Nectar

One of our most exciting developments is our participation in Nectar, the recently launched loyalty card. It is the first loyalty programme in the UK where points can be collected, from non-competing brands, on one card. We joined forces with three other leading companies, Sainsbury's, Barclaycard and BP, managed by an independent company called Loyalty Management UK.

Nectar has significant potential for Debenhams. The initial response has exceeded all expectations and it is predicted that 50% of all UK households will join the scheme in its first year, making it the largest and most comprehensive loyalty programme in the country. We are also benefiting from being part of the £40 million marketing campaign to launch Nectar. In addition shared access to customer data, will give us a greater understanding of our customers' shopping habits and help us to target our marketing activities more accurately.

Financials

Gross Margin

The gross margin, as a percentage of total sales, was down 0.2 percentage points on the year. The buying-in margin increased by 0.2 percentage points, as a result of supply chain efficiencies, and we expect to continue to benefit from this in the current year. Our own bought sales mix fell slightly, reducing the margin by 0.2 percentage points. Increased levels of mark-down reduced the gross margin by 0.2

percentage points. One of the key reasons for this was that we liquidated seasonal merchandise in the second half of the year, reflecting our proactive stock management programme.

Continued improvements in our supply chain, such as stock handling efficiencies and more collaborative planning with our suppliers, will benefit the buying-in margin. We are also focusing on reducing the level of mark-downs in the business through more targeted promotional activity.

Capital Investment and Cash Flow

Total capital expenditure was £127.8 million. It is expected to be approximately £140 million for the current year and £150 million for each of the following two years. The majority of the investment is attributable to new and modernised stores. We are continuing to achieve excellent returns on our investments, well in excess of our 7% cost of capital. Our new stores payback over an average of 4 years and are achieving approximately a 20% rate of return. Our modernised stores pay back over 5 to 6 years.

Cash generated from operating activities during the year was £246.5 million. Free cash inflow before dividends and share repurchase was £55.5 million. Our year-end debt was £127 million, an increase of £2.4 million on the previous year.

Pensions

The transitional period for FRS17 has been extended and we will continue therefore with SSAP24 for the current financial year. Following a preliminary indication of the actuarial valuation at the end of March 2002, the two pension schemes had a net surplus. We expect the profit and loss charge for the current financial year, under SSAP24, to be approximately £8 million (2001/2: £2 million). Under FRS17, the charge for 2002/3 would have been in the region of £10 million, which is higher than originally anticipated and reflects the recent stock market conditions and improved life expectancy rates.

We have recently replaced our final salary pension scheme with a career average scheme, for all new starters, with effect from September 2002. The financial benefit will initially be minimal but will accelerate in later years.

Costs and Tax

During the last financial year our total costs rose by 4.8%, in line with the increase in sales. Our new business areas increased costs by 1.6%, largely reflecting our new store investment programme. Over 70% of our total costs are now variable.

As stated in July 2002, we are actively controlling our costs in order to protect the trading margin. We have recently substantially reduced our planned costs for the current financial year, whilst protecting the fundamentals of the business. This cost reduction includes £10 million annualised saving from the new contract with GE Consumer Finance for our store card operation. We have also realigned our head office structure to our strategy and this resulted in a 10% reduction in head office positions. In addition, we have integrated our under-performing sportswear division into our core product categories and reduced our systems expenditure without impacting any major projects. We expect to incur a £5 million restructuring charge relating to our cost savings.

Total costs are expected to rise in line with sales during the current financial year. The largest driver of this cost increase is our new store opening programme. The additional pension charge and the accounting effect of ending our joint venture with Freemans will also lead to cost growth. Other areas of cost increases are the restructuring charge, anticipated bonus payments and the cost of issuing Nectar points. All our other cost increases net to zero.

The effective tax rate for the last financial year was 29% and is expected to remain at this level for the next couple of years.

Net Debt, Interest Cover and Gearing

As at 31 August 2002, the Group had net debt of £127 million compared with £124.6 million the previous year. Interest cover was 24.9 times and gearing was 17.5%.

EPS and Share repurchase programme

Earnings per share for the full year rose by 6.9% to 29.8p.

Following our annual strategic review in June 2002, we announced our intention to return up to £100 million to shareholders through a share repurchase programme. This will not impact the financial requirements needed to implement our growth strategy and our resulting fixed charge cover.

As at 31 August 2002, we had purchased 4.9 million shares, of which 2.5 million were for the Employee Share Ownership Plan Trust. The total cost of the shares purchased was £14.3 million, at an average price of 286.3p. At the financial year end there were 368.5 million shares in issue.

Dividend

The Board has proposed a final dividend of 7.7p, which will be paid on 3 January 2003 to shareholders on the Register of Members at the close of business on 22 November 2002, subject to approval at the Annual General Meeting on 11 December 2002. Including the interim dividend of 5.0p, the total dividend payment for the year is 12.7p.

Calendar

We are planning to issue our next trading statement on 14 January 2003 and announce our Interim results on 15 April 2003.

Current Trading

During the first 7 weeks of the new financial year, to 19 October 2002, sales were on a rising trend. Total sales were up 6.4% and like-for-like sales were up 4.6% with the gross margin up 0.2 percentage points. This reflects the strength of Debenhams as a leading department store and encouraging performance from our new ranges.

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DEBENHAMS PLC

Consolidated Profit and Loss Account
For the 52 weeks ended 31 August 2002 (2001 53 weeks)

	Note	2002 £m 52 weeks	2001 £m 53 weeks
Turnover	2		
Group and share of joint venture		1,695.8	1,612.9
Less: share of joint venture's turnover		(7.3)	(6.0)
		-------	-------
Group turnover		1,688.5	1,606.9
Cost of sales		(1,448.1)	(1,376.0)
		-------	-------
Gross profit		240.4	230.9
Distribution costs		(33.1)	(29.7)

Administrative expenses		(43.5)	(44.4)
Trading profit			
Group trading profit		163.8	156.8
Share of trading loss in joint venture		(3.8)	(2.5)
Total trading profit		160.0	154.3
Net interest payable and similar charges	3	(6.4)	(8.2)
Profit on ordinary activities before taxation		153.6	146.1
Taxation	4	(44.6)	(43.8)
Profit for the financial year		109.0	102.3
Dividends	5	(46.0)	(43.0)
Retained profit		63.0	59.3
Earnings per share	6		
Basic		29.8p	27.9p
Diluted		29.3p	27.4p
Dividends per ordinary share	5	12.7p	11.7p

All items in the profit and loss account relate to continuing activities.

There is no significant difference between the results shown in the profit and loss account and the results as stated on an unmodified historical cost basis.

There are no recognised gains and losses other than those included in the profit and loss account for each period.

Notes 1 to 10 form part of these financial statements.

DEBENHAMS PLC

Consolidated Balance Sheet
At 31 August 2002

	Note	2002 £m	2002 £m	2001 £m	2001 £m
Fixed assets					
Intangible assets			0.2		0.2
Tangible assets			920.2		865.4
Investments in joint ventures					
Share of gross assets		-		4.8	
Share of gross liabilities		-		(9.6)	
		-		(4.8)	
Loan to joint venture		-		5.1	
		-		0.3	
Investment in own shares		18.8		9.6	
Total investments			18.8		9.9
			939.2		875.5
Current assets					
Stocks			203.5		211.1
Debtors			58.2		45.8
Cash at bank and in hand			29.4		12.9
			291.1		269.8
Creditors: amounts falling due within one year					
Funding debt			(97.0)		(78.3)

Other creditors		(286.9)	(286.7)
		(383.9)	(365.0)
Net current liabilities		(92.8)	(95.2)
Total assets less current liabilities		846.4	780.3
Creditors: amounts falling due after more than one year			
Funding debt		(59.4)	(59.2)
Provisions for liabilities and charges		(61.7)	(52.5)
Net assets		725.3	668.6
Capital and reserves			
Called up share capital		36.9	37.1
Share premium account		3.3	2.4
Capital redemption reserve		1.0	0.8
Other reserves		43.2	43.2
Profit and loss account		640.9	585.1
Shareholders' funds - Equity interests	7	725.3	668.6
Gearing		17.5%	18.6%

Notes 1 to 10 form part of these financial statements.

DEBENHAMS PLC

Consolidated Cash Flow Statement
For the 52 weeks ended 31 August 2002 (2001 53 weeks)

	Note	2002 £m 52 weeks	2001 £m 53 weeks
Net cash inflow from operating activities	8	246.5	226.1
Returns on investment and servicing of finance		(6.1)	(7.7)
Taxation paid		(53.4)	(35.3)
Capital expenditure and financial investments		(143.3)	(124.6)
Acquisitions: Net cash acquired with subsidiary		4.7	-
Equity dividends paid		(44.3)	(40.8)
Cash inflow before financing		4.1	17.7
Financing			
Purchase of own shares		(7.0)	-
Issue of ordinary share capital		0.7	2.1
Repayment of debenture loans due within one year		(3.4)	-
Net cash (outflow) / inflow from financing		(9.7)	2.1
(Decrease) / Increase in cash		(5.6)	19.8

Reconciliation of net debt:

Opening net debt	(124.6)	(143.7)
(Decrease) / Increase in cash	(5.6)	19.8

Cash used to repay loans and lease financing	3.4	-
Other non-cash movements	(0.2)	(0.7)
Closing net debt	(127.0)	(124.6)

Notes 1 to 10 form part of these financial statements.

DEBENHAMS PLC

Notes to the Accounts
At 31 August 2002

1 Basis of preparation

The consolidated financial statements have been prepared on the basis of the accounting policies set out in the financial statements of Debenhams plc for the 52 weeks ended 31 August 2002 (2001:53 weeks), including the following new accounting standards adopted during the year.

-- Financial Reporting Standard 17 `Retirement Benefits', which requires additional transitional disclosures to be implemented in 2002, has been adopted. This does not result in any adjustment to the financial statements.

2 Turnover

The Group has one class of business, retailing, and all material operations are in the UK.

3 Net interest payable and similar charges

	2002 £m	2001 £m
Payable on bank loans and overdrafts repayable within five years	(3.5)	(4.4)
Payable on debenture loans repayable within five years	(0.2)	(0.3)
Rentals payable on property lease obligations	(3.1)	(3.9)
	(6.8)	(8.6)
Interest receivable	0.4	0.4
Net interest payable and similar charges	(6.4)	(8.2)

The share of net interest payable and similar charges of the joint venture included above is £0.2 million (2001: £0.2 million).

4 Taxation

	2002 £m	2001 £m
UK corporation tax at 30% (2001: 30%)		
Current year	(39.3)	(36.4)
Prior years	3.4	4.2
Share of tax of joint venture		
Current year	0.5	0.8
Prior years	(0.7)	-
	(36.1)	(31.4)
Deferred taxation		
Current year	(8.1)	(14.1)
Prior years	(0.4)	1.7
	(44.6)	(43.8)

5 Dividends

	2002 £m	2001 £m
Interim ordinary dividend paid - 5.0p (2001: 4.6p)	18.2	16.9
Final ordinary dividend proposed - 7.7p (2001 paid: 7.1p)	27.8	26.1
	46.0	43.0

The final dividend will be paid on 3 January 2003 to shareholders on the Register at the close of business on 22 November 2002.

Shareholders will have the opportunity to reinvest their cash dividend cost effectively in Debenhams shares through a dividend reinvestment plan. All applications to join that plan or amend existing instructions under it must be received by the Company's registrars by 5.00pm on 10 December 2002 if they are to apply to this final dividend.

6 Earnings per share

Basic and diluted earnings per share have been calculated based on:

	2002		2001	
	Earnings £m	Weighted average number of shares m	Earnings £m	Weighted average number of shares m
Basic earnings / Number of shares	109.0	365.9	102.3	367.0
Dilutive potential ordinary shares	-	6.8	-	5.8
Diluted earnings / Number of shares	109.0	372.7	102.3	372.8
		pence		pence
Basic earnings per ordinary share		29.8		27.9
Diluted earnings per ordinary share		29.3		27.4

The calculation of earnings per share is based on the profit for the financial year. The weighted average number of shares used in the basic earnings per share calculation excludes own shares held by ESOP trusts for subsequent transfer to employees under various incentive schemes. During the year ended 31 August 2002 these ESOP trusts purchased 3.6 million own shares at a total cost of £11.3 million. The dilutive potential ordinary shares arise from employee share and incentive plans.

7 Reconciliation of movements in shareholders' funds

	2002 £m	2001 £m
Profit for the financial year	109.0	102.3
Dividends	(46.0)	(43.0)
Retained profit	63.0	59.3
Purchase of own shares	(7.0)	-
Issue of ordinary share capital	0.7	2.1
Net addition to shareholders' funds	56.7	61.4

Opening shareholders' funds	668.6	607.2
	-----	-----
Closing shareholders' funds	725.3	668.6
	=====	=====

During the year ended 31 August 2002, the Company purchased and subsequently cancelled 2.4 million ordinary shares of 10 pence each, representing 0.7% of the issued share capital at the beginning of the year, at a total cost of £7.0 million which has been charged against distributable reserves. These purchases were made at prices ranging from 271.4 pence per share to 293.0 pence per share, the weighted average price of all purchases being 286.3 pence.

8 Reconciliation of operating profit to net cash flow from operations

	2002 £m	2001 £m
Trading profit	160.0	154.3
Depreciation and amortisation charges	77.0	65.1
Asset write-offs	1.1	0.8
Profit on sale of fixed assets	-	(1.1)
Amortisation of investment in own shares	1.2	-
Share of loss in joint venture	4.0	2.7
Decrease / (Increase) in stocks	9.2	(15.8)
Increase in debtors	(7.9)	(9.5)
Increase in creditors and provisions	1.9	29.6
	-----	-----
Net cash inflow from operating activities	246.5	226.1
	=====	=====

9 European Monetary Union ('EMU')

During the year the Group implemented the changes to financial and operational systems and processes necessary to trade in the Euro in the Republic of Ireland.

10 Financial information

The financial information set out herein is extracted from the Group's statutory accounts upon which the auditors have neither qualified their opinion nor included a statement under section 237(2) or 237(3) of the Companies Act 1985.

The statutory accounts will be filed with the Registrar of Companies and sent to the holders of the Company's listed securities in November. Copies will be available at the Company's registrars - Computershare Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH (Telephone 0870 702 0114), and at the Company's registered office, 1 Welbeck Street, London, W1G 0AA from the date of posting.

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Short Name: Debenhams PLC
Category Code: MSC
Sequence Number: 00001016
Time of Receipt (offset from UTC): 20021021T204152+0100

--30--db/in*

CONTACT: Debenhams PLC
Belinda Earl, 020 7408 3599
Matthew Roberts, 020 7408 3229
Joanna Lane-Jones, 020 7408 3459
or
Tulchan Communications
Kirstie Hamilton, 020 7353 4200

KEYWORD: UNITED KINGDOM INTERNATIONAL EUROPE
INDUSTRY KEYWORD: APPAREL/TEXTILES CONSUMER/HOUSEHOLD RETAIL EARNINGS
SOURCE: Debenhams PLC

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